Exhibit 99.3

DENISON MINES CORP.

Financial Statements
for the years ended
December 31, 2014 and 2013

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “Ron F. Hochstein”	Original signed by “David D. Cates”

Ron F. Hochstein	David D. Cates
Chief Executive Officer	President and Chief Financial Officer
March 5, 2015

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ii

March 5, 2015

Independent Auditor’s Report

To the Shareholders of
Denison Mines Corp.

We have completed integrated audits of Denison Mines Corp. and its subsidiaries’ current year and prior year consolidated financial statements and their internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Denison Mines Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2014 and 2013 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting
We have also audited Denison Mines Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Denison Mines Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario, Canada

DENISON MINES CORP.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars except for share amounts)
	At December 31	At December 31
	2014	2013
ASSETS
Current
Cash and cash equivalents (note 6)	$18,640	$21,786
Investments (note 9)	4,381	10,040
Trade and other receivables (note 7)	9,411	4,148
Inventories (note 8)	2,240	2,123
Prepaid expenses and other	850	749
	35,522	38,846
Non-Current
Inventories – ore in stockpiles (note 8)	1,760	1,661
Investments (note 9)	954	5,901
Restricted cash and investments (note 10)	2,068	2,299
Property, plant and equipment (note 11)	270,388	281,010
Intangibles (note 12)	638	1,252
Total assets	$311,330	$330,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,050	$7,992
Current portion of long-term liabilities:
Post-employment benefits (note 13)	259	376
Reclamation obligations (note 14)	706	699
Debt obligations (note 15)	30	55
Other liabilities (note 16)	1,935	333
	12,980	9,455
Non-Current
Post-employment benefits (note 13)	2,662	2,945
Reclamation obligations (note 14)	16,953	11,509
Debt obligations (note 15)	9	42
Other liabilities (note 16)	841	940
Deferred income tax liability (note 17)	21,826	25,847
Total liabilities	55,271	50,738

EQUITY
Share capital (note 18)	1,120,758	1,092,144
Share purchase warrants (note 19)	376	616
Contributed surplus (note 20)	53,321	52,943
Deficit	(892,537)	(860,834)
Accumulated other comprehensive income (loss) (note 21)	(25,859)	(7,729)
Total equity	256,059	277,140
Non-controlling interest (note 5)	-	3,091
Total liabilities and equity	$311,330	$330,969

Issued and outstanding common shares (note 18)	505,868,894	482,003,444
Commitments and contingencies (note 26)
Subsequent events (note 28)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

(Signed) “Ron F. Hochstein”	(Signed) “Catherine J.G. Stefan”
Director	Director

DENISON MINES CORP.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars except for share and per share amounts)
	Year Ended
	December 31	December 31
	2014	2013

REVENUES (note 23)	$9,619	$10,407

EXPENSES
Operating expenses (note 22, 23)	(11,651)	(8,811)
Mineral property exploration (note 23)	(14,795)	(13,682)
General and administrative (note 23)	(7,590)	(8,167)
Impairment of mineral properties (note 11)	(1,745)	(47,099)
Other income (expense) (note 22)	(7,558)	(529)
	(43,339)	(78,288)
Income (loss) before finance charges	(33,720)	(67,881)

Finance income (expense) (note 22)	(282)	(532)
Income (loss) before taxes	(34,002)	(68,413)
Income tax recovery (expense) (note 17):
Current	(5)	51
Deferred	2,304	(15,473)
Net income (loss) for the period	$(31,703)	$(83,835)

Items that may be reclassified to income (loss):
Unrealized gain (loss) on investments-net of tax	7	286
Foreign currency translation change	(18,137)	(18,942)
Comprehensive income (loss) for the period	$(49,833)	$(102,491)

Net income (loss) per share:
Basic and diluted	$(0.06)	$(0.19)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	494,510	440,895

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)
	Year Ended
	December 31		December 31
	2014		2013

Share capital
Balance–beginning of period	$1,092,144		$979,124
Share issues-net of issue costs	12,845		13,627
Flow-through share premium	(2,030)		(332)
Shares issued on acquisition of JNR Resources (note 5)	-		10,956
Shares issued on acquisition of Fission Energy Corp (note 5)	-		66,259
Shares issued on acquisition of Rockgate Capital Corp (note 5)	3,034		21,760
Shares issued on acquisition of International Enexco Limited (note 5)	11,979		-
Shares issued to settle payable and accrued liability obligations (note 18)	610		-
Share options exercised-cash	946		111
Share options exercised-non cash	525		98
Share purchase warrants exercised-cash	405		330
Share purchase warrants exercised–non-cash	300		211
Balance–end of period	1,120,758		1,092,144

Share purchase warrants
Balance–beginning of period	616		-
Warrants issued on acquisition of JNR Resources (note 5)	-		17
Warrants assumed on acquisition of Fission Energy Corp (note 5)	-		827
Warrants issued on acquisition of International Enexco Limited (note 5)	61		-
Warrants exercised	(300)		(211)
Warrants expired	(1)		(17)
Balance–end of period	376		616

Contributed surplus
Balance–beginning of period	52,943		50,671
Stock-based compensation expense	800		903
Share options issued on acquisition of JNR Resources (note 5)	-		131
Share options issued on acquisition of Fission Energy Corp (note 5)	-		1,321
Share options issued on acquisition of International Enexco Limited (note 5)	102		-
Share options exercised-non-cash	(525)		(98)
Warrants expired	1		17
Warrants expired–tax effect	-		(2)
Balance–end of period	53,321		52,943

Deficit
Balance–beginning of period	(860,834)		(776,999)
Net loss	(31,703)		(83,835)
Balance-end of period	(892,537)		(860,834)

Accumulated other comprehensive income
Balance–beginning of period	(7,729)		10,927
Unrealized gain (loss) on investments	7		286
Foreign currency translation	(18,137)		(18,119)
Foreign currency translation realized in net income	-		(823)
Balance–end of period	(25,859)		(7,729)

Total Equity
Balance–beginning of period	$277,140	~~$~~	263,723
Balance–end of period	$256,059	~~$~~	277,140

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)
	Year Ended
	December 31	December 31
CASH PROVIDED BY (USED IN):	2014	2013

OPERATING ACTIVITIES
Net income (loss) for the period	$(31,703)	$(83,835)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	2,095	2,296
Impairment – mineral properties (note 5)	1,745	47,099
Impairment – investments	22	39
Stock-based compensation	800	903
Losses (gains) on reclamation obligation revisions	2,086	(1,645)
Losses (gains) on asset disposals	(449)	12
Losses (gains) on investments and restricted investments	59	1,298
Deferred income tax expense (recovery)	(2,304)	15,473
Foreign exchange	7,983	(17)
Change in non-cash working capital items (note 22)	(3,834)	(2,766)
Net cash provided by (used in) operating activities	(23,500)	(21,143)

INVESTING ACTIVITIES
Acquisition of assets, net of cash and cash equivalents acquired:
JNR Resources (note 5)	-	(715)
Fission Energy Corp (note 5)	-	(4,058)
Rockgate Capital Corp (note 5)	(57)	(989)
International Enexco Limited (note 5)	(141)	-
Decrease (increase) in notes receivable	-	298
Sale of investments	9,529	-
Purchase of investments	(569)	-
Expenditures on property, plant and equipment	(859)	(2,262)
Proceeds on sale of property, plant and equipment	265	58
Decrease (increase) in restricted cash and investments	44	(210)
Net cash provided by (used in) investing activities	8,212	(7,878)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(53)	(121)
Issuance of common shares for:
New share issues-net of issue costs (note 18)	12,845	13,627
Share options exercised (note 18)	946	111
Share purchase warrants exercised (note 18)	405	330
Net cash provided by (used in) financing activities	14,143	13,947

Increase (decrease) in cash and cash equivalents	(1,145)	(15,074)
Foreign exchange effect on cash and cash equivalents	(2,001)	(1,328)
Cash and cash equivalents, beginning of period	21,786	38,188
Cash and cash equivalents, end of period	$18,640	$21,786

Supplemental cash flow disclosure:
Interest paid	$2	$3
Income taxes paid (recovered)	-	(51)

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.
Notes to the consolidated financial statements for the years ended December 31, 2014 and 2013
(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), both of which are located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of development and exploration projects located in Canada, Mali, Namibia, Zambia and Mongolia.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its environmental services division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8“) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

References to “2014” and “2013” refer to the year ended December 31, 2014 and the year ended December 31, 2013 respectively.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 5, 2015.

3.	ACCOUNTING POLICIES AND RESTATEMENT OF COMPARATIVE NUMBERS

Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a) Consolidation

The financial statements of the Company include the accounts of DMC and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and comprehensive income is recognized directly in equity. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The financial statements of the Company also include various interests in development and exploration projects which are held through option or contractual agreements. These have been classified as joint ownership interests under IFRS. These joint ownership interests have been accounted for using the undivided interest method.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our entities located in Canada, Mongolia, Mali, Namibia, Niger and Zambia, the local currency has been determined to be the functional currency.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income as cumulative foreign currency translation adjustments.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in another entity which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

(d)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i) Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of income.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

(i)

“Cash and cash equivalents” and “Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income through finance income (expense), as applicable;

(ii)

A portion of “Investments” are classified as FVPL and any period change in fair value is recorded in net income through other income (expense). The remaining amount is classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income through other income (expense) in the period of impairment;

(iii)	“Restricted cash and investments” is classified as held-to-maturity investments; and
(iv)

“Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

(e)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(f)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(h)	Mineral property acquisition, exploration and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration and evaluation expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(i)	Identifiable Intangible assets

The Company’s identifiable intangible assets are stated at cost less accumulated amortization. These assets are capitalized and amortized on a straight-line basis in the statement of income over the period of their expected useful lives. The useful lives of the assets are reviewed at least annually and adjusted if appropriate.

(j)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash inflows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

(k)	Employee benefits

	(i)	Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income and are adjusted, as required, on the obligations re- measurement date.

	(ii)	Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

	(iii)	Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(l)	Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(m)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(n)	Current and Deferred Income tax

Income taxes are accounted for using the liability method of accounting for deferred income taxes. Under this method, the tax currently payable is based on taxable income for the period. Taxable income differs from income as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable income will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(o)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow- through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded – with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(p)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title passes.

(q)	Earnings (loss) per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Accounting Standards Adopted

The Company has adopted the following new and revised accounting standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

International Accounting Standard 36, Impairment of Assets (“IAS 36”)

IAS 36 was amended in May 2013 to make small changes to the disclosures required by IAS 36 when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit (“CGU”) at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined.

The amendments are effective for accounting periods beginning on or after January 1, 2014 with earlier adoption permitted. The Company has adopted the amended disclosure requirements of IAS 36 effective January 1, 2014.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2015:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in October 2010 by the IASB to replace IAS 39, Financial Instruments – Recognition and Measurement. The replacement standard has the following significant components: it establishes two primary measurement categories for financial assets – amortized cost and fair value; it establishes criteria for the classification of financial assets within the measurement category based on business model and cash flow characteristics; and it eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management and enhances disclosure about hedge accounting and risk management. Additionally, as the impairment guidance and certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015 has been removed. Entities may apply IFRS 9 before the IASB completes the amendments but are not required to do so.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a) Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource and the suitability of the resources to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b) Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated recoverable amounts determined by reference to estimated future operating results, discounted net cash flows and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company computes deferred tax assets and liabilities in respect of taxes that are based on taxable profit. Taxable profit is understood to be a net, rather than gross, taxable amount that gives effect to both revenues and expenses. Taxable profit will often differ from accounting profit and management may need to exercise judgment to determine whether some taxes are income taxes (subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	ACQUISITIONS AND DIVESTITURES

Acquisition of International Enexco Limited

On June 6, 2014, Denison completed a plan of arrangement (the “IEC Arrangement”) to acquire all of the outstanding shares, options and warrants of International Enexco Limited (“IEC”). IEC’s principal uranium assets include a 30% interest in the Mann Lake exploration project and a 20% interest in the Bachman Lake Joint Venture, both located in Saskatchewan, Canada. Prior to completing the IEC Arrangment, IEC also owned a subsidiary holding an indirect interest in IEC’s Contact Copper project and its other US properties (“Spinco”).

Pursuant to the IEC Arrangement, the former shareholders of IEC ultimately exchanged each IEC common share held for 0.26 of a Denison common share (the “Exchange Ratio”). Outstanding warrants and options of IEC were exchanged for options and warrants of Denison adjusted by the Exchange Ratio. The Denison options received on exchange expired 90 days after the IEC Arrangement completion date while the Denison warrants received on exchange retained the expiry dates of the originally issued IEC warrants.

As part of the IEC Arrangement, IEC’s shareholders also received a pro rata distribution of Spinco shares on a one-for-one basis and one-half of a warrant to acquire an additional Spinco share, exercisable for 6 months, at a price of CAD$5.00 for each whole share to be acquired. Each holder of IEC options and warrants also received replacement options and warrants, as the case may be, from Spinco with the same terms and conditions as the IEC options and warrants being replaced.

For accounting purposes, IEC is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the IEC Arrangement has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the IEC Arrangement have been capitalized as part of the consideration amount. Denison is including the results of IEC as part of its Canadian mining segment for reporting purposes.

The following table summarizes the fair value of the IEC assets acquired and the liabilities assumed at the acquisition date of June 6, 2014:

IEC
(in thousands)	Fair Value

Cash and cash equivalents	$206
Trade and other receivables	421
Prepaid expenses and other	15
Property, plant and equipment
Mineral properties - Canada	14,120
Total assets	14,762

Accounts payable and accrued liabilities	1,319
Reclamation obligations	20
Net assets	$13,423

The total consideration relating to the IEC Arrangement is summarized below:

(in thousands except for share amounts)

Fair value of 10,229,035 common shares issued by Denison	$11,979
Fair value of 660,127 common share purchase warrants issued by Denison	61
Fair value of 902,200 common share options issued by Denison	102
Fair value of IEC shares held by Denison prior to acquisition	934
Costs incurred by the Company pursuant to arrangement:
Transaction costs	347
Fair value of total consideration	$13,423

The fair value of the common shares was determined using Denison’s closing share price on June 6, 2014 of CAD$1.28 converted to USD$ using the June 6, 2014 foreign exchange rate of 0.9149.

The fair value of the common share purchase warrants issued by Denison to replace those of IEC totaled $61,000 or $0.0924 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.06%, expected stock price volatility between 38.56% and 48.62%, expected life between 0.50 years and 1.25 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of IEC totaled $102,000 or $0.1131 per option. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.06%, expected stock price volatility of 34.85%, expected life of 0.25 years and expected dividend yield of nil%. As at June 6, 2014, all of the options issued to replace the IEC options were fully-vested.

Acquisition of Rockgate Capital Corp

In September 2013, Denison formally commenced a takeover bid to acquire all of the outstanding shares of Rockgate Capital Corp. (“Rockgate”). Rockgate’s key mining asset is its Falea uranium-copper-silver project located in Mali.

Under the terms of the takeover bid, Rockgate shareholders received 0.192 of a common share of Denison for each Rockgate share held. As at December 6, 2013, Denison had acquired 104,852,532 shares of Rockgate, equivalent to an initial 89.72% ownership amount and valued the remaining 12,014,561 shares of Rockgate (or 10.28%) owned by non-controlling interests at $3,091,000. On January 17, 2014, pursuant to a plan of arrangement with the same terms as the takeover bid, Denison acquired the remaining 10.28% non-controlling interest of Rockgate it had not previously acquired under its takeover bid in 2013.

For accounting purposes, Rockgate is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the Rockgate transaction has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the Rockgate transaction have been capitalized as part of the consideration amount. Denison is including the results of Rockgate as part of its African mining segment for reporting purposes.

For accounting purposes, Denison has used a cut-off date of November 30, 2013 to fair value the acquisition. The following table summarizes the fair value of the Rockgate assets acquired and the liabilities assumed as at November 30, 2013. The fair values have been adjusted to reflect the acquisition of the non-controlling interest noted above as if it had occurred on November 30, 2013:

Rockgate
(in thousands)	Fair Value

Cash and cash equivalents	$512
Trade and other receivables	173
Prepaid expenses and other	54
Investments-debt instruments	14,810
Investments-equity instruments	11
Property, plant and equipment
Plant and equipment	523
Mineral properties – Mali	11,996
Mineral properties - Niger	94
Total assets	28,173

Account payable and accrued liabilities	1,821
Net assets	$26,352

The total consideration relating to the acquisition of Rockgate is summarized below:

(in thousands except for share amounts)

Fair value of 20,131,665 common shares issued by Denison under takeover bid	$21,760
Fair value of 2,312,622 common shares issued by Denison under plan of arrangement	3,034
Costs incurred by the Company pursuant to the acquisition:
Takeover bid transaction costs	1,501
Plan of arrangement transaction costs	57
Fair value of total consideration	$26,352

The fair value of the common shares issued by Denison under the takeover bid totaled $21,760,000. The fair value of the common shares was determined using Denison’s closing share price on the dates shares were issued pursuant to the takeover bid converted to USD on the applicable day’s closing rate. Under the bid, shares were issued between November 19, 2013 and December 6, 2013 and the fair value has been determined using closing share prices ranging from CAD$1.13 to CAD$1.20 per share and foreign exchange rates ranging from 0.9384 to 0.9550.

The fair value of the common shares issued by Denison under the plan of arrangement to acquire the non-controlling interest totaled $3,034,000. The fair value of the common shares was determined using Denison’s closing share price on January 17, 2014 of CAD$1.44 converted to USD$ using the January 17, 2014 foreign exchange rate of 0.9111.

Acquisition of Fission Energy Corp

On April 26, 2013, Denison completed an arrangement agreement (the “Fission Arrangement”) to acquire Fission Energy Corp. (“Fission”) whose assets included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia (collectively, the “Assets”).

Under the terms of the Fission Arrangement, Fission shareholders received 0.355 of a common share of Denison, a nominal cash payment of CAD$0.0001 and one common share of a newly-formed publicly traded company, Fission Uranium Corp., for each Fission share held. All of the outstanding options of Fission were exchanged for options to purchase common shares of Denison with a number and exercise price determined by reference to the 0.355 exchange ratio and a volume adjusted market value factor. Share purchase warrants in Fission (“Fission Warrant”) that were outstanding on completion of the Fission Arrangement survived the transaction and may still be exercised in accordance with their terms, so that the holder of a Fission Warrant will receive the number of Denison shares, shares of Fission Uranium Corp and nominal cash consideration which the warrant holder would have received had the Fission Warrants been exercised immediately prior to the Fission Arrangement. The proceeds from the Fission Warrant exercise will be split between Denison and Fission Uranium Corp. and each company will be responsible for issuing its respective shares on the exercise of a Fission Warrant. Cash consideration was also advanced to Fission prior to closing (the “Fission Loan”) and included an amount of CAD$2,437,000 in respect of the expenditures incurred and paid by Fission between January 16, 2013 and April 25, 2013 on properties that were ultimately acquired by Denison.

For accounting purposes, Fission is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the Fission Arrangement has been accounted for as an asset acquisition with share based consideration. Transaction costs incurred by Denison related to the Fission Arrangement have been capitalized as part of the consideration amount. Denison is including the results of Fission as part of its Canadian and African mining segments for reporting purposes.

The following table summarizes the fair value of the Fission assets acquired and the liabilities assumed at the acquisition date of April 26, 2013:

Fission
(in thousands)	Fair Value

Cash and cash equivalents	$930
Trade and other receivables	82
Property, plant and equipment
Mineral properties – Canada	66,945
Mineral properties - Namibia	5,949
Total assets	73,906

Account payable and accrued liabilities	511
Net assets	$73,395

The total consideration relating to the Fission Arrangement is summarized below:

(in thousands except for share amounts)

Fair value of 53,053,284 common shares issued by Denison	$66,259
Fair value of 1,500,854 common share purchase warrants assumed by Denison	827
Fair value of 1,985,035 common share options issued by Denison	1,321
Costs incurred by the Company pursuant to arrangement:
Fission Loan	3,321
Transaction costs	1,667
Fair value of total consideration	$73,395

The fair value of the common shares was determined using Denison’s closing share price on April 26, 2013 of CAD$1.27 converted to USD$ using the April 26, 2013 foreign exchange rate of 0.9834.

The fair value of the common share purchase warrants assumed by Denison totaled $827,000 or $0.55 per warrant, on average. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.98%, expected stock price volatility between 40.23% and 56.06%, expected life between 0.60 years and 1.70 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of Fission totaled $1,321,000 or $0.67 per option, on average. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate between 0.98% and 1.12%, expected stock price volatility between 39.87% and 84.93%, expected life between 0.20 years and 4.70 years and expected dividend yield of nil%. As at April 26, 2013, all of the options issued by Denison to replace the Fission options are fully-vested.

Acquisition of JNR Resources Inc.

On January 31, 2013, Denison completed a plan of arrangement (the “JNR Arrangement”) to acquire all of the outstanding common shares of JNR Resources Inc. (“JNR”). Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). No fractional shares were issued. All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio.

For accounting purposes, JNR Resources is not considered a business under IFRS 3 “Business Combinations” as at the time of the acquisition it is not capable of generating outputs that can provide a return to Denison. As a result, the JNR Arrangement has been accounted for as an asset acquisition with share based consideration.

Transaction costs incurred by Denison related to the JNR Arrangement have been capitalized as part of the consideration amount. Denison is including the results of JNR as part of its Canadian mining segment for reporting purposes.

The following table summarizes the fair value of the JNR assets acquired and the liabilities assumed at the acquisition date of January 31, 2013:

JNR
(in thousands)	Fair Value

Cash and cash equivalents	$39
Trade and other receivables	50
Prepaid expenses and other	7
Investments	22
Property, plant and equipment
Plant and equipment	62
Mineral properties - Canada	13,012
Total assets	13,192

Account payable and accrued liabilities	767
Net assets	$12,425

The total consideration relating to the JNR Arrangement is summarized below:

(in thousands except for share amounts)

Fair value of 7,975,479 common shares issued by Denison	$10,956
Fair value of 272,290 common share purchase warrants issued by Denison	17
Fair value of 579,255 common share options issued by Denison	131
Fair value of JNR shares held by Denison prior to acquisition	567
Costs incurred by the Company pursuant to arrangement:
JNR loan	351
Transaction costs	403
Fair value of total consideration	$12,425

The fair value of the common shares was determined using Denison’s closing share price on January 31, 2013 of CAD$1.37 converted to USD$ using the January 31, 2013 foreign exchange rate of 1.0027.

The fair value of the common share purchase warrants issued by Denison to replace those of JNR totaled $17,000 or $0.0615 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.16%, expected stock price volatility of 47.58%, expected life of 0.75 years and expected dividend yield of nil%.

The fair value of the common share options issued by Denison to replace those of JNR totaled $131,000 or $0.2262 per option. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate between 1.16% and 1.42%, expected stock price volatility between 58.00% and 62.15%, expected life between 0.04 years and 3.70 years and expected dividend yield of nil%. As at January 31, 2013, all of the options issued to replace the JNR options are fully-vested.

6.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Cash	$2,265	$2,259
Cash in MLJV and MWJV	885	3,057
Cash equivalents	15,490	16,470
	$18,640	$21,786

7.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Trade receivables – other	$2,138	$1,966
Receivables in MLJV and MWJV	7,127	1,794
Sales tax receivables	131	378
Sundry receivables	15	10
	$9,411	$4,148

8.	INVENTORIES

The inventories balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Uranium concentrates and work-in-progress	$433	$4
Inventory of ore in stockpiles	1,834	2,058
Mine and mill supplies	1,733	1,722
	$4,000	$3,784

Inventories - by duration:
Current	$2,240	$2,123
Long-term – ore in stockpiles	1,760	1,661
	$4,000	$3,784

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

9.	INVESTMENTS

The investments balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Investments:
Equity instruments-fair value through profit and loss	$932	$1,106
Equity instruments-available for sale	22	17
Debt instruments-fair value through profit and loss	4,381	14,818
	$5,335	$15,941

Investments – by duration
Current	$4,381	$10,040
Long-term	954	5,901
	$5,335	$15,941

At December 31, 2014, investments include equity instruments in publicly-traded companies with a fair value of $954,000 (December 31, 2013: $1,123,000).

At December 31, 2014, investments include debt instruments with a fair value of $4,381,000 (December 31, 2013: $14,818,000). The debt instruments at December 31, 2014 consist of guaranteed investment certificates with rates of interest ranging between 1.85% to 1.90% and maturity dates occurring in February 2015.

Investment Purchases, Impairments and Other Movements

During 2014, the Company purchased additional equity instruments at a cost of $569,000. In addition, $9,529,000 of debt instruments matured and the proceeds were transferred to cash and equivalents.

During 2014 and 2013, the Company recorded impairment charges on equity instruments of $22,000 and $39,000, respectively. The resulting loss has been included in other income (expense) in the consolidated statements of income (loss) (see note 22).

During 2014, an amount of $934,000 was transferred out of fair value through profit and loss equity instruments as part of the IEC acquisition (see note 5). During 2013, an amount of $567,000 was transferred out of available for sale equity instruments as part of the JNR acquisition (see note 5). These transfers represented the fair value of the equity instruments held by the Company on the date of acquisition of IEC and JNR.

10.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Cash	$42	$26
Cash equivalents	104	221
Investments	1,922	2,052
	$2,068	$2,299

Restricted cash and investments – by item:
Elliot Lake reclamation trust fund	$2,068	$2,299
	$2,068	$2,299

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2014, the Company deposited an additional $545,000 (CAD$603,000) into the Elliot Lake Reclamation Trust Fund and withdrew $617,000 (CAD$680,000). In 2013, the Company deposited an additional $1,029,000 (CAD$1,047,000) into the Elliot Lake Reclamation Trust Fund and withdrew $846,000 (CAD$873,000).

11.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Plant and equipment:
Cost	$82,980	$86,805
Construction-in-progress	6,960	7,516
Accumulated depreciation	(12,205)	(12,627)
Net book value	$77,735	$81,694

Mineral properties:
Cost	$192,851	$199,532
Accumulated amortization	(198)	(216)
Net book value	$192,653	$199,316

Net book value	$270,388	$281,010

The plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance – January 1, 2013	$99,347	$(12,143)	$87,204
Additions	1,192	-	1,192
Amortization	-	(36)	(36)
Asset acquisitions (note 5)	1,536	(950)	586
Depreciation	-	(796)	(796)
Disposals	(475)	405	(70)
Reclamation adjustment	(833)	77	(756)
Foreign exchange	(6,446)	816	(5,630)
Balance – December 31, 2013	$94,321	$(12,627)	$81,694

Additions	240	-	240
Amortization	-	(15)	(15)
Depreciation	-	(817)	(817)
Disposals	(67)	67	-
Reclamation adjustment (note 14)	3,502	14	3,516
Foreign exchange	(8,056)	1,173	(6,883)
Balance – December 31, 2014	$89,940	$(12,205)	$77,735

The mineral property continuity summary is as follows:

		Accumulated	Net
(in thousands)	Cost	Amortization	Book Value

Mineral properties:
Balance – January 1, 2013	$160,915	$(231)	$160,684
Additions	1,203	-	1,203
Asset acquisitions (note 5)	97,996	-	97,996
Impairment (note 11)	(47,099)	-	(47,099)
Foreign exchange	(13,483)	15	(13,468)
Balance – December 31, 2013	$199,532	$(216)	$199,316

Additions	729	-	729
Asset acquisitions (note 5)	14,120	-	14,120
Impairment (note 11)	(1,745)	-	(1,745)
Foreign exchange	(19,785)	18	(19,767)
Balance – December 31, 2014	$192,851	$(198)	$192,653

Plant and Equipment - Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of mill feed from future toll milling. In March 2014, the first ore from the Cigar Lake mine was received at the mill. In September 2014, after being on stand-by since August 2010, milling activities were restarted at the McClean Lake mill and uranium packaging began in October 2014.

Plant and Equipment - Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mali, Namibia, Zambia and Mongolia which are held directly or through option or various contractual agreements.

Canada Mining Segment

The Company’s mineral property interests in Canada with significant carrying values and their locations are:

a)	McClean Lake (Saskatchewan) – the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);
b)	Midwest (Saskatchewan) – the Company has a 25.17% interest in the project (includes the Midwest and Midwest A deposits);
c)	Wheeler River (Saskatchewan) – the Company has a 60% interest in the project (includes the Phoenix deposit);
d)

Waterbury Lake (Saskatchewan) – the Company has a 60% interest in the project (includes the J Zone deposit) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;

e)	Mann Lake (Saskatchewan) – the Company has a 30% interest in the project; and
f)	Wolly (Saskatchewan) – the Company has a 22.5% interest in the project.

In January 2013, Denison completed the acquisition of JNR and acquired mineral property interests in Canada with a fair value of $13,022,000 (see note 5). As a result of the JNR Arrangement, Denison increased its interest in five projects it was already participating in to 100% (which includes Moore Lake) and it acquired interests in nine additional properties.

In April 2013, Denison completed the acquisition of Fission and acquired mineral property interests in Canada, including the J Zone deposit, with a fair value of $66,945,000 (see note 5). As a result of the Fission Arrangement, Denison increased its interest in one project (Johnston Lake) that it was already participating in to 100% and it acquired interests in 27 additional properties.

In December 2013, Denison signed an option agreement with Strateco Resources Inc. (“Strateco”) whereby Denison granted Strateco the option to earn up to a 60% interest in Denison’s Jasper Lake property in two stages (the “Jasper Option”). During the year, the Jasper Option was assigned to SeqUr Exploration Inc. (“SeqUr”). In February 2015, SeqUr notified the Company that it intends to terminate its option to earn an interest in the Jasper Lake property.

In December 2013, Denison received CAD$100,000 of cash from Strateco towards the first stage of the Jasper Option which has been reflected in other income (expense).

In December 2013, Denison recognized an impairment charge of $934,000 to reflect the abandonment of its Riou Lake property. Riou Lake was acquired as part of the Fission acquisition in April 2013.

In March 2014, Denison released its land holdings related to the Black Lake property acquired as part of the acquisition of JNR in January 2013. The Company has recognized an impairment charge of $1,658,000 in its results to reflect the abandonment of this property.

In June 2014, Denison completed the sale of its land holdings related to the Way Lake and Yurchison properties, also acquired as part of the acquisition of JNR, for cash and share consideration valued at $202,000. The sale resulted in a gain of $202,000 which has been included in other income (expense) in the consolidated statements of operations.

In June 2014, Denison received a cash payment of CAD$250,000 from Strateco towards the first stage of the Jasper Option which has been reflected in other income (expense).

In June 2014, Denison completed the acquisition of IEC and acquired mineral property interests in Canada with a fair value of $14,120,000 (see note 5). As a result of the IEC Arrangement, Denison acquired a 30% interest in the Mann Lake project and increased its interest in the Bachman Lake project from 80% to 100%.

Africa Mining Segment-Mali

In November 2013, Denison acquired control of Rockgate and acquired mineral property interests in five projects in Mali with a fair value of $11,996,000 (see note 5). The most significant of these projects is the Falea project to which all of the fair value has been allocated.

Africa Mining Segment-Namibia

In April 2013, Denison completed the acquisition of Fission and acquired mineral property interests in two projects in Namibia with a fair value of $5,949,000 (see note 5). The most significant of these projects is the Dome project to which all of the fair value has been allocated. During 2013, the Company released its interest in one of the projects so that only the Dome project remains at December 31, 2013.

When the Company acquired the Dome project, it became a party to an earn-in agreement with Rio Tinto Mining and Exploration Limited (“Rio”) that was entered into prior to the Company’s acquisition of Fission. Under the earn-in agreement, Rio was able to earn: a) 49% of Denison’s interest in the project by incurring exploration expenditures of $5,000,000 by September 2016 (the “First Stage Earn-In”); b) an additional 15% of Denison’s interest in the project by spending an additional $5,000,000 within two years of completing the First Stage Earn-In (the “Second Stage Earn-In”); and c) an additional 11% of Denison’s interest in the project by funding a bankable feasibility study within five years of completing the Second Stage Earn-In. As at December 31, 2013, Rio spent approximately $1,561,000 towards the First Stage Earn-In.

In March 2014, Rio terminated its option to earn an interest in the Dome project. Rio discontinued activities at the project site in February 2014 and Denison has assumed operatorship of the project. Expenditures incurred by Rio on Denison’s account also had the effect of diluting a third party with an interest in the Dome project, Manica Minerals, below 20%. As a result of the dilution, Manica opted to accept a 10% carried interest in the project and Denison now has a 90% interest in the project.

Africa Mining Segment-Niger

In November 2013, Denison acquired control of Rockgate and acquired a mineral property interest in the Telwa Gada project in Niger with a fair value of $94,000 (see note 5).

In November 2014, Denison released its land holdings related to the Telwa Gada property and recognized an impairment charge of $87,000 in its results to reflect the abandonment of this property.

At December 2014, the Company no longer has any mineral property interests in Niger.

Africa Mining Segment-Zambia

The Company has a 100% interest in the Mutanga project (includes the Mutanga, Dibwe and Dibwe East deposits) located in Zambia.

In 2013, in light of the implied valuations associated with recent market transactions involving companies with uranium projects in Africa and in conjunction with regular reviews of exploration and development plans for its projects, the Company completed an impairment test on its Mutanga project.

The Company used a fair value less costs of disposal analysis to determine the recoverable amount of the project as at December 31, 2013. In determining the recoverable amount, the Company used a valuation technique that relied on market transactions adjusted for differences in deposit grade, resource size and resource quality to make them more comparable to the Company’s Mutanga project. The application of the valuation technique requires management’s judgment when considering qualitative and quantitative factors specific to the Mutanga project.

Since the Mutanga project’s recoverable amount was determined to be lower than its carrying amount, the Company has recognized an impairment loss of $46,165,000 in 2013 to adjust the project’s carrying amount to its recoverable amount of ZMW 167,055,000 (equivalent to $30,000,000 as at December 31, 2013).

Asia Mining Segment-Mongolia

The Company currently has an 85% interest in and is the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia (includes the Hairhan and Haraat deposits). The other party to the GSJV is the Mongolian government with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partner in the GSJV has a carried interest at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state owned uranium company.

A restructuring of the GSJV will be required to comply with the Nuclear Energy Law and is expected to result in the Company having its interest reduced to 66%. The Company and Mon-Atom continue to be engaged in discussions in respect of the Company’s ownership of the GSJV. The Company is also exploring strategic alternatives for its interest in the GSJV.

12.	INTANGIBLES

The intangibles balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Cost	$6,379	$6,957
Accumulated amortization	(5,741)	(5,705)
Net book value	$638	$1,252

Net book value-by item:
UPC management services agreement	$638	$1,252
Net book value	$638	$1,252

The intangibles continuity summary is as follows:

		Accumulated	Net
(in thousands)	Cost	Amortization	Book Value

Balance – January 1, 2013	$7,438	$(5,430)	$2,008
Amortization	-	(648)	(648)
Foreign exchange	(481)	373	(108)
Balance – December 31, 2013	$6,957	$(5,705)	$1,252

Amortization	-	(536)	(536)
Foreign exchange	(578)	500	(78)
Balance – December 31, 2014	$6,379	$(5,741)	$638

UPC Management Services Agreement

The intangible from the UPC management services agreement is associated with the acquisition of Denison Mines Inc (“DMI”) in 2006. The contract is being amortized over its estimated useful life (see note 24).

13.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;
•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and
•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Accrued benefit obligation	$2,921	$3,321
	$2,921	$3,321

Post-employment benefits liability-by duration:
Current	$259	$376
Non-current	2,662	2,945
	$2,921	$3,321

The post-employment benefits continuity summary is as follows:

(in thousands)

Balance - January 1, 2013	$3,664
Benefits paid	(235)
Interest cost	125
Foreign exchange	(233)
Balance - December 31, 2013	$3,321

Benefits paid	(244)
Interest cost	114
Foreign exchange	(270)
Balance - December 31, 2014	$2,921

14.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Reclamation liability - by location:
Elliot Lake	$11,234	$10,008
McClean and Midwest Joint Ventures	6,406	2,200
Other	19	-
	$17,659	$12,208

Reclamation and remediation liability - by duration:
Current	$706	$699
Non-current	16,953	11,509
	$17,659	$12,208

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance - January 1, 2013	$15,664
Accretion	796
Expenditures incurred	(877)
Liability adjustments-income statement	(1,645)
Liability adjustments-balance sheet	(755)
Foreign exchange	(975)
Balance - December 31, 2013	$12,208

Accretion	720
Asset acquisition (note 5)	20
Expenditures incurred	(593)
Future expenditures reimbursed by CLJV	883
Liability adjustments-income statement	2,086
Liability adjustments-balance sheet	3,516
Foreign exchange	(1,181)
Balance - December 31, 2014	$17,659

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 5.22% (2013: 6.13%). As at December 31, 2014, the undiscounted amount of estimated future reclamation costs is $24,818,000 (CAD$28,791,000) (December 31, 2013: $26,217,000 (CAD$27,885,000)). Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as there is no net reclamation asset associated with this site.

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.22% (2013: 6.13%). As at December 31, 2014, the undiscounted amount of estimated future reclamation costs is $17,529,000 (CAD$20,335,000) (December 31, 2013: $9,062,000 (CAD$9,639,000)). Reclamation costs are expected to be incurred between 2033 and 2058.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at December 31, 2014, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000 which relate to a previously filed reclamation plan. Under the preliminary updated plan submitted in November 2014 which is currently under review by the applicable regulatory authorities, the Company expects to increase its pro-rata share of financial assurances to the Province by CAD$12,748,000 to approximately CAD$22,446,000.

Under the terms of a Potentially Reactive Waste Rock Disposal Agreement (“PRWR Agreement”) between the MLJV and the CLJV, the MLJV agreed to deposit certain waste rock material from the Cigar Lake mine in its mined-out Sue C pit. In return, the CLJV has agreed to reimburse the MLJV for additional site restoration costs that may reasonably occur as a result.

In 2014, triggered by the delivery of the first Cigar Lake mine ore to the McClean Lake mill in March 2014, the CLJV made payments totalling CAD$4,332,000 to the MLJV under the terms of the PRWR Agreement. Denison has recorded its proportionate share of this total amount of $883,000 (CAD$974,700) as a component of its “Reclamation obligations”.

15.	DEBT OBLIGATIONS

The debt obligations balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Notes payable and other financing	$39	$97
	$39	$97

Debt obligations, by duration:
Current	$30	$55
Non-current	9	42
	$39	$97

Letters of Credit Facility

In 2014, the Company had a facility in place with the Bank of Nova Scotia for credit of up to CAD$15,000,000 with a 1 year term and a maturity date of January 31, 2015 (the “2014 facility”). Use of the 2014 facility was restricted to non-financial letters of credit in support of reclamation obligations.

The 2014 facility contained a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000. As security for the 2014 facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2014 facility is subject to letter of credit and standby fees of 2.00% and 0.75% respectively.

At December 31, 2014, the Company has no outstanding borrowings under the 2014 facility (December 31, 2013 - $nil). At December 31, 2014, the Company is in compliance with its 2014 facility covenants and CAD$9,698,000 of the 2014 facility is being utilized as collateral for certain letters of credit (December 31, 2013 - CAD$9,698,000). During 2014 and 2013, the Company incurred letter of credit and standby fees of $221,000 and $339,000, respectively.

On January 30, 2015, the Company entered into an amended agreement (the “2015 facility”) with the Bank of Nova Scotia to amend the terms of the 2014 facility and extend the maturity date to January 31, 2016 (see note 28).

Scheduled Debt Obligation Maturities

The table below represents scheduled maturities of the Company’s debt obligations over the next 2 years after which its debt obligations will be paid in full:

(in thousands)

2015	$30
2016	9
$39

16.	OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Unamortized fair value of toll milling contracts	$861	$940
Flow-through share premium obligation	1,915	324
Other	-	9
	$2,776	$1,273

Other long-term liabilities - by duration:
Current	$1,935	$333
Non-current	841	940
	$2,776	$1,273

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract. Flow-through share premium obligations are extinguished when the tax benefits of the related exploration expenditures are renounced to subscribers and the tax impact is recorded in the Company’s deferred tax provision.

17.	INCOME TAXES

The income tax recovery (expense) balance from continuing operations consists of:

(in thousands)	2014	2013

Current income tax:
Based on taxable income for the period	$-	$-
Prior period (under) over provision	(5)	51
	(5)	51
Deferred income tax:
Origination/reversal of temporary differences	(972)	960
Tax benefit-previously unrecognized tax assets	3,588	1,729
Change in tax rates / legislation	-	(18,410)
Prior year (under) over provision	(312)	248
	2,304	(15,473)
Income tax recovery (expense)	$2,299	$(15,422)

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2014	2013

Income (loss) before taxes	$(34,002)	$(68,413)
Combined Canadian tax rate	26.50%	26.50%
Income tax recovery (expense) at combined rate	9,010	18,129
Difference in foreign tax rates	(513)	2,912
Non-deductible amounts	(3,323)	(15,810)
Non-taxable amounts	2,451	1,538
Previously unrecognized future tax assets (1)	3,588	1,729
Renunciation of tax attributes-flow through shares	(1,071)	(1,101)
Change in deferred tax assets not recognized	(1,711)	(9,334)
Change in tax rates / legislation (2)	-	(18,410)
Prior year (under) over provision	(317)	299
Other	(5,815)	4,626
Income tax recovery (expense)	$2,299	$(15,422)

(1)

The Company has recognized certain previously unrecognized Canadian tax assets in 2014 and 2013 as a result of the renunciation of certain tax benefits to subscribers pursuant to its May 2013 CAD$14,950,000 and October 2012 CAD$7,005,000 flow-through share offerings; and

(2)

In December 2013, a new uranium mining royalty system became substantively enacted in the province of Saskatchewan, Canada. The Company has concluded that a component of the new royalty system constitutes an income-based tax and is within the scope of IAS 12. The tax basis available to the Company under the new system is significantly less than the carrying value associated with the assets that will be subject to the royalty in future years. Accordingly, a deferred tax liability has been recorded by way of a corresponding charge to deferred tax expense in Q4-2013.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	At December 31	At December 31
(in thousands)	2014	2013

Deferred income tax assets:
Property, plant and equipment, net	$1,865	$636
Post-employment benefits	767	887
Reclamation and remediation obligations	5,102	3,392
Other long-term liabilities	226	249
Tax loss carry forwards	8,875	8,061
Other	5,295	5,531
Deferred income tax assets-gross	22,130	18,756
Set-off against deferred income tax liabilities	(22,130)	(18,756)
Deferred income tax assets-per balance sheet	$-	$-

Deferred income tax liabilities:
Inventory	$(620)	$(696)
Property, plant and equipment, net	(40,591)	(42,237)
Intangibles	(167)	(331)
Other	(2,578)	(1,339)
Deferred income tax liabilities-gross	(43,956)	(44,603)
Set-off of deferred income tax assets	22,130	18,756
Deferred income tax liabilities-per balance sheet	$(21,826)	$(25,847)

The deferred income tax liability continuity summary is as follows:

(in thousands)

Balance - January 1, 2013	$(9,443)
Recognized in income (loss)	(15,473)
Recognized in other liabilities (flow-through shares)	(1,727)
Recognized in equity (warrant expiries)	(2)
Other, including foreign exchange gain (loss)	798
Balance - December 31, 2013	$(25,847)

Recognized in income (loss)	2,304
Recognized in other liabilities (flow-through shares)	(313)
Other, including foreign exchange gain (loss)	2,030
Balance - December 31, 2014	$(21,826)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	At December 31	At December 31
(in thousands)	2014	2013

Deferred income tax assets not recognized
Investments	$64	$118
Property, plant and equipment	18,317	26,750
Tax losses – capital	26,895	29,141
Tax losses – operating	22,650	27,903
Tax credits	983	1,131
Other deductible temporary differences	2,922	2,852
Deferred income tax assets not recognized	$71,831	$87,895

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

	Expiry	At December 31	At December 31
(in thousands)	Date	2014	2013

Tax losses - gross
Canada	2025-2034	$115,088	$116,113
Mongolia	2018-2022	4,296	4,547
Zambia (1)		-	12,284
Other	Unlimited	12	378
Tax losses - gross		119,396	133,322
Tax benefit at tax rate of 25% - 37.5%		31,525	35,964
Set-off against deferred tax liabilities		(8,875)	(8,061)
Total tax loss assets not recognized		$22,650	$27,903

Tax credits
Canada	2025-2034	983	1,131
Total tax credit assets not recognized		$983	$1,131

(1)

In December 2014, the Zambian government passed into law amendments to the Income Tax and Mine and Minerals Development Act which have the effect of eliminating corporate tax on profits from certain mining activities effective January 1, 2015. For the Company, the amendments reduce the corporate tax rate to 0% but increase the mineral royalty rate from 6% for all mining methods to 8% for underground mining and 20% for open pit mining. As a result of these amendments, the Company is no longer subject to income tax in Zambia and any tax attributes accumulated prior to December 31, 2014 have effectively expired or been reduced to nil.;

18.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance at January 1, 2013	388,805,915	$979,124
Issued for cash:
New issue gross proceeds	11,500,000	14,382
New issue gross issue costs	-	(755)
Share options exercised	134,972	111
Share purchase warrants exercised	402,129	330
Acquisition of JNR (note 5)	7,975,479	10,956
Acquisition of Fission (note 5)	53,053,284	66,259
Acquisition of Rockgate (note 5)	20,131,665	21,760
Share options exercised-fair value adjustment	-	98
Share purchase warrants exercised-fair value adjustment	-	211
Flow-through share premium liability	-	(332)
	93,197,529	113,020
Balance at December 31, 2013	482,003,444	$1,092,144

Issued for cash:
New issue gross proceeds	9,257,500	13,704
New issue gross issue costs	-	(859)
Share options exercised	1,025,449	946
Share purchase warrants exercised	536,050	405
Acquisition of Rockgate (note 5)	2,312,622	3,034
Acquisition of IEC (note 5)	10,229,035	11,979
Settlement of liabilities associated with IEC Arrangement	504,794	610
Share options exercised-fair value adjustment	-	525
Share purchase warrants exercised-fair value adjustment	-	300
Flow-through share premium liability	-	(2,030)
	23,865,450	28,614
Balance at December 31, 2014	505,868,894	$1,120,758

New Issues

In May 2013, the Company completed a private placement of 11,500,000 flow-through common shares at a price of CAD$1.30 per share for gross proceeds of $14,382,000 (CAD$14,950,000). The related flow-through share premium liability was included as a component of other liabilities on the balance sheet at December 31, 2013 and was extinguished during 2014.

In August 2014, the Company completed a private placement of 9,257,500 flow-through common shares at a price of CAD$1.62 per share for gross proceeds of $13,704,000 (CAD$14,997,000). The income tax benefits of this issue will be renounced to subscribers with an effective date of December 31, 2014. The related flow-through share premium liability is included as a component of other liabilities at December 31, 2014.

Acquisition Related Issues

In January 2013, the Company issued 7,975,479 shares at a value of $10,956,000 (CAD$10,926,000) as part of the acquisition of JNR (see note 5).

In April 2013, the Company issued 53,053,284 shares at a value of $66,259,000 (CAD$67,378,000) as part of the acquisition of Fission (see note 5).

In November and early December 2013, the Company issued 20,131,665 shares at a value of $21,760,000 (CAD$22,800,000) as part of the acquisition of a controlling interest in Rockgate. In January 2014, the Company issued 2,312,622 shares at a value of $3,034,000 (CAD$3,330,000) to acquire the remaining non-controlling interest in Rockgate (see note 5).

In June 2014, the Company issued 10,229,035 shares at a value of $11,979,000 (CAD$13,093,000) as part of the acquisition of IEC (see note 5).

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2014, the Company estimates that it has satisfied its obligation to spend CAD$14,950,000 on eligible exploration expenditures as a result of the issuance of flow through shares in May 2013. The Company renounced the income tax benefits of this issue to its subscribers in February 2014. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see note 17).

As at December 31, 2014, the Company estimates that it has incurred CAD$1,222,000 of its obligation to spend CAD$14,997,000 on eligible exploration expenditures as a result of the issuance of flow through shares in August 2014. The Company renounced the income tax benefits of this issue to its subscribers in February 2015.

19.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands except share amounts)	Share (CAD$)	Issuable	Amount

Balance outstanding at January 1, 2013	$-	-	$-

Warrants issued on acquisition of JNR (note 5)	2.05	272,290	17
Warrants assumed on acquisition of Fission (note 5)	0.84	1,500,854	827
Warrants exercised	0.85	(402,129)	(211)
Warrants expired	2.05	(272,290)	(17)
Balance outstanding at December 31, 2013	$0.84	1,098,725	$616

Warrants issued on acquisition of IEC (note 5)	1.71	660,127	61
Warrants exercised	0.84	(536,050)	(300)
Warrants expired	2.31	(143,000)	(1)
Balance outstanding at December 31, 2014	$1.17	1,079,802	$376

Balance of common shares issuable by warrant series:
Fission January 2013 series (1)	$0.84	562,675	$316
IEC December 2013 series (2)	1.54	329,061	36
IEC February 2014 series (3)	1.54	188,066	24
Balance outstanding at December 31, 2014	$1.17	1,079,802	$376

(1)	The Fission January 2013 series has an effective exercise price of CAD$0.84 per issuable share and expires on January 21, 2015.
(2)	The IEC December 2013 series has an effective exercise price of CAD$1.54 per issuable share and expires on June 5, 2015.
(3)	The IEC February 2014 series has an effective exercise price of CAD$1.54 per issuable share and expires on August 20, 2015.

20.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2014, an aggregate of 12,160,800 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)

Stock options outstanding - beginning of period	8,431,138	$1.91
Issued on acquisition of IEC (note 5)	902,200	1.48
Granted	1,311,000	1.81
Exercised (1)	(1,025,449)	1.00
Forfeitures	(327,239)	2.93
Expiries	(3,112,076)	2.16
Stock options outstanding - end of period	6,179,574	$1.80
Stock options exercisable - end of period	4,370,074	$1.86

(1)	The weighted average share price at the date of exercise was CAD$1.51.

A summary of the Company’s stock options outstanding at December 31, 2014 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)

Stock options outstanding
$ 0.38 to $ 2.49	2.73	5,074,433	$1.40
$ 2.50 to $ 4.99	1.08	853,181	3.23
$ 5.00 to $ 5.67	1.38	251,960	5.02
Stock options outstanding - end of period	2.45	6,179,574	$1.80

Options outstanding at December 31, 2014 expire between February 2015 and May 2019.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted (excluding those granted pursuant to the JNR, Fission and IEC acquisitions – refer to note 5):

	2014	2013

Risk-free interest rate	1.42% - 1.47%	1.29%
Expected stock price volatility	55.21% - 55.56%	60.2%
Expected life	3.7 years	3.6 years
Estimated forfeiture rate	3.50% - 3.70%	4.6%
Expected dividend yield	–	–
Fair value per share under options granted	CAD$0.54 – CAD$0.74	CAD$0.58

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $800,000 for 2014 and $903,000 for 2013. At December 31, 2014, the Company had an additional $338,000 in stock-based compensation expense to be recognized periodically to May 2016.

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

	At December 31	At December 31
(in thousands)	2014	2013

Cumulative foreign currency translation	$(26,017)	$(7,880)
Unamortized experience gain – post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains (losses) on investments
Gross	8	1
	$(25,859)	$(7,729)

22.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(2,587)	$(2,739)
Milling, conversion expense	(466)	(72)
Mill feed cost:
-Stockpile depletion	(61)	-
Less absorption:
-Stockpiles, mineral properties	736	1,203
-Concentrates	440	-
Cost of services	(7,612)	(8,812)
Cost of goods and services sold	(9,550)	(10,420)
Reclamation asset amortization	(15)	(36)
Reclamation liability adjustments (note 14)	(2,086)	1,645
Operating expenses	$(11,651)	$(8,811)

The components of other income (expense) are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Gains (losses) on:
Foreign exchange	$(7,983)	$17
Disposal of property, plant and equipment	449	(12)
Investment impairments	(22)	(39)
Investment disposals / fair value through profit (loss)	(59)	(1,328)
Other	57	833
Other income (expense)	$(7,558)	$(529)

The components of finance income (expense) are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Interest income	$554	$392
Interest expense	(2)	(3)
Accretion expense-reclamation obligations	(720)	(796)
Accretion expense-post-employment benefits	(114)	(125)
Finance income (expense)	$(282)	$(532)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Operating expenses:
Mining, other development expense	$(303)	$(283)
Milling, conversion expense	(79)	(11)
Cost of services	(244)	(259)
Mineral property exploration	(125)	(174)
General and administrative	(66)	(69)
Depreciation expense - gross	$(817)	$(796)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Salaries and short-term employee benefits	$(8,289)	$(9,272)
Share-based compensation	(800)	(903)
Termination benefits	(360)	(474)
Employee benefits expense	$(9,449)	$(10,649)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Change in non-cash working capital items:
Trade and other receivables	$(5,310)	$(1,720)
Inventories	(520)	(187)
Prepaid expenses and other assets	(152)	(78)
Accounts payable and accrued liabilities	2,102	331
Post-employment benefits	(244)	(235)
Reclamation obligations	290	(877)
Change in non-cash working capital items	$(3,834)	$(2,766)

23.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided into geographic regions, includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the year ended December 31, 2014, reportable segment results were as follows:

	Canada	Asia	Africa	Services
(in thousands)	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	111	-	-	9,508	9,619

Expenses:
Operating expenses	(2,649)	-	(1,390)	(7,612)	(11,651)
Mineral property exploration	(13,488)	(394)	(913)	-	(14,795)
General and administrative	(10)	(858)	(1,152)	(5,570)	(7,590)
Impairment-mineral properties (note 11)	(1,658)	-	(87)	-	(1,745)
	(17,805)	(1,252)	(3,542)	(13,182)	(35,781)
Segment income (loss)	(17,694)	(1,252)	(3,542)	(3,674)	(26,162)

Revenues – supplemental:
Environmental services	-	-	-	7,327	7,327
Management fees and commissions	-	-	-	2,181	2,181
Toll milling services	111	-	-	-	111
	111	-	-	9,508	9,619

Capital additions:
Property, plant and equipment	207	105	557	100	969

Long-lived assets:
Plant and equipment
Cost	83,613	340	2,288	3,699	89,940
Accumulated depreciation	(8,326)	(231)	(1,738)	(1,910)	(12,205)
Mineral properties	144,409	6,305	41,939	-	192,653
Intangibles	-	-	-	638	638
	219,696	6,414	42,489	2,427	271,026

For the year ended December 31, 2013, reportable segment results were as follows:

	Canada	Asia	Africa	Services
(in thousands)	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	-	-	-	10,407	10,407

Expenses:
Operating expenses	649	-	(648)	(8,812)	(8,811)
Mineral property exploration	(12,019)	(550)	(1,113)	-	(13,682)
General and administrative	(5)	(788)	(1,022)	(6,352)	(8,167)
Impairment-mineral properties (note 11)	(934)	-	(46,165)	-	(47,099)
	(12,309)	(1,338)	(48,948)	(15,164)	(77,759)
Segment income (loss)	(12,309)	(1,338)	(48,948)	(4,757)	(67,352)

Revenues – supplemental:
Environmental services	-	-	-	8,763	8,763
Management fees and commissions	-	-	-	1,644	1,644
	-	-	-	10,407	10,407

Capital additions:
Property, plant and equipment	1,188	114	1,010	83	2,395

Long-lived assets:
Plant and equipment
Cost	87,328	396	2,613	3,984	94,321
Accumulated depreciation	(8,792)	(253)	(1,726)	(1,856)	(12,627)
Mineral properties	144,649	7,229	47,438	-	199,316
Intangibles	-	-	-	1,252	1,252
	223,185	7,372	48,325	3,380	282,262

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2014, three customers from the services and other segment accounted for approximately 86% of total revenues consisting of 53%, 23% and 10% individually. During 2013, four customers from the services and other segment accounted for approximately 87% of total revenues consisting of 50%, 16%, 11% and 10% individually.

24.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The most recent agreement was entered into on April 1, 2013 and it has a three year term that may be terminated by either party upon the provision of 120 days written notice. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The following transactions were incurred with UPC for the periods noted:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Revenue:
Management fees	$1,628	$1,644
Commission fees	553	-
	$2,181	$1,644

At December 31, 2014, accounts receivable includes $123,000 (December 31, 2013: $148,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to Energy Fuels Inc. (“EFR”) as part of the U.S. Mining Division transaction completed in June 2012) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0% .

As at December 31, 2014, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.5% .

Denison also holds a 60% interest in the Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) entities whose key asset is the Waterbury Lake property. The other 40% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder (see note 27). When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 75% of the voting interest. As at December 31, 2014, KWULP has a funding obligation to WLUC and WLULP of CAD$802,000. Denison has recorded its proportionate share of this amount of $415,000 (CAD$481,000) as a component of trade and other receivables.

Other

During 2014, the Company incurred investor relations, administrative service fees and other expenses of $60,000 (2013: $188,000) with Namdo Management Services Ltd, which shares a common officer with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2014, an amount of $nil (December 31, 2013: $nil) was due to this company.

During 2014, the Company incurred legal fees of $276,000 (2013: $1,634,000) with Cassels Brock & Blackwell, LLP, a law firm of which a member of Denison’s Board of Directors is a partner. These services and associated costs were mainly related to various acquisition and internal re-organization activities done by the Company. At December 31, 2014, an amount of $1,000 (December 31, 2013: $82,000) is due to this legal firm.

During 2014, the Company provided executive services of $106,000 (2013: $nil) to Lundin Gold Inc., which shares common directors and officers with Denison. At December 31, 2014, an amount of $44,000 (December 31, 2013: $nil) is due from this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
	December 31	December 31
(in thousands)	2014	2013

Salaries and short-term employee benefits	$1,633	$1,630
Share-based compensation	516	577
Termination benefits	158	-
Key management personnel compensation	$2,307	$2,207

25.	CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

	At December 31	At December 31
(in thousands)	2014	2013

Net cash:
Cash and cash equivalents	$18,640	$21,786
Investments in debt instruments (see note 9)	4,381	14,818
Debt obligations - current	(30)	(55)
Debt obligations – long term	(9)	(42)
Net cash	22,982	36,507

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)      Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2014	2013

Cash and cash equivalents	$18,640	$21,786
Trade and other receivables	9,411	4,148
Investments in debt instruments	4,381	14,818
Restricted cash and investments	2,068	2,299
	$34,500	$43,051

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship with through its past dealings.

(b)      Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$10,050	$-
Debt obligations (Note 15)	30	9
	$10,080	$9

(c)      Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures as its subsidiaries incur operating and capital costs denominated in local currencies. Foreign exchange risk also arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets. The impact of the U.S dollar strengthening (by approximately 10%) at December 31, 2014 against the Company’s foreign currencies, with all other variables held constant, is as follows:

	Dec.31’2014	Sensitivity	Change in
	Foreign Ex-	Foreign Ex-	net income
(in thousands except foreign exchange rates)	Change Rate	Change Rate	(loss)

Currency risk
Canadian dollar (“CAD”)	1.1601	1.2761	$14,526
Mongolian tugrog (“MNT”)	1,881.11	2,069.23	(3,891)
West Africa French Franc (“CFA”)	539.67	593.63	(6,365)
Zambian kwacha (“ZMW”)	6.4297	7.0727	(4,698)
			$(428)

(d)      Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)      Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2014:

	Change in	Change in
	net income	Comprehensive
(in thousands)	(loss)	income (loss)

Equity price risk
10% increase in equity prices	$93	$95

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2014 and December 31, 2013:

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2014	2013
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category D		$18,640	$21,786
Trade and other receivables	Category D		9,411	4,148
Investments
Equity instruments	Category A	Level 1	916	1,106
Equity instruments	Category A	Level 2	16	-
Equity instruments	Category B	Level 1	22	17
Debt instruments	Category A	Level 1	4,381	14,818
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,068	2,299
			$35,454	$44,174

Financial Liabilities:
Account payable and accrued liabilities	Category E		10,050	7,992
Debt obligations	Category E		39	97
			$10,089	$8,089

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

26.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to Energy Fuels Inc. (“EFR”) in June 2012. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity. Both parties agreed to resolve the dispute via binding arbitration and arbitration hearings for this matter were held in November 2013. In January 2014 an arbitration order was issued in DUSA’s and Denison’s favour. The contractor subsequently filed a motion to vacate the arbitration award. Denison filed a response in opposition and, in July 2014, the court denied the motion to vacate the arbitration award. The Company does not expect to recover a material amount of damages related to this issue.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2014, the Company had outstanding letters of credit of $9,329,000 of which $9,329,000 (CAD$9,898,000) is collateralized by a reduction in the amount available under the Company’s 2014 credit facility (see note 15).

Others

The Company has committed to payments under various operating leases and other commitments. Excluding spending amounts which may be required to maintain the Company’s mineral properties in good standing, the future minimum payments are as follows:

(in thousands)

2015	$269
2016	144
2017	42
2018	11
2019 and thereafter	7
$473

27.	INTEREST IN OTHER ENTITIES

The significant entities and contractual interests in which Denison has a non-100% voting / participating interest at December 31, 2014 are listed below.

	Place		Denison	Denison
	Of	Entity	Voting	Participating	Accounting
	Business	Type (1)	Interest (2)	Interest (3)	Method (4)

Non-100% Owned Entities

Waterbury Lake Uranium Corp	Canada	JO-1	60.00%	60.00%	Proportionate Share
Waterbury Lake Uranium LP	Canada	JO-1	60.00%	60.00%	Proportionate Share
Pitchstone Namibia (Pty) Ltd	Namibia	SUB	90.00%	100.00%	Consolidation
Gurvan Saihan Joint Venture	Mongolia	SUB	85.00%	100.00%	Consolidation

Non-100% Owned Contractual Arrangements

McClean Joint Venture Agreement	Canada	JO-2	22.50%	22.50%	Proportionate Share
Midwest Joint Venture Agreement	Canada	JO-2	25.17%	25.17%	Proportionate Share
Wheeler River	Canada	JO-2	60.00%	60.00%	Proportionate Share
Mann Lake	Canada	JO-2	30.00%	30.00%	Proportionate Share
Wolly	Canada	JO-2	22.50%	22.50%	Proportionate Share

(1)

The Entity Type classifications are as follows: SUB=Subsidiary; JO-1=Joint Operations having joint control as defined by IFRS 11; and JO- 2=Joint Operations not having joint control and beyond the scope of IFRS 11;

(2)	Voting Interest represents Denison’s percentage voting interest in the entity or contractual arrangement;
(3)

Participating interest represents Denison’s percentage funding contribution to the particular arrangement. This percentage can differ from equity interest in instances where other parties to the arrangement have carried interests in the arrangement; and

(4)	Proportionate share is where Denison accounts for its share of assets, liabilities, revenues and expenses of the arrangement in relation to its participating interest.

Pitchstone Namibia (Pty) Ltd (“Pitchstone Namibia”) was acquired by Denison as part of the Fission arrangement (see note 5). Pitchstone Namibia’s key asset is the Dome project. Denison’s participating interest is larger than its voting interest at this time due to its partner’s carried interest. Denison is currently funding 100% of the activities of this entity.

The Gurvan Saihan Joint Venture holds Denison’s mineral property assets in Mongolia. Denison’s participating interest is larger than its voting interest at this time due to its partner’s carried interest (see note 11). Denison is currently funding 100% of the activities of this entity.

28.	SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 30, 2015, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of the 2014 facility and extend the maturity date to January 31, 2016 (see note 15). Under the 2015 facility, the Company has access to credit up to CAD$24,000,000. Use of the 2015 facility remains restricted to non- financial letters of credit in support of reclamation obligations (see note 14).

The 2015 facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

The 2015 facility is subject to letter of credit and standby fees of 2.40% and 0.75% respectively.